Rule 424(b)(2)
                                                                      Prospectus

                        Filing Pursuant to Rule 424(b)(2)
                      Registration Statement No. 333-57810

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED APRIL 19, 2001)

                                3,314,918 shares

                           WESTELL TECHNOLOGIES, INC.

                              Class A Common Stock
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         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF OUR PROSPECTUS DATED APRIL 19, 2001 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR STOCK.

                              PLAN OF DISTRIBUTION

         We are offering 1,657,459 shares of our class A common stock to Becker Capital Management, Inc. pursuant to this prospectus supplement. We will sell these shares to GunnAllen Financial, Inc., a registered securities broker, who will then resell the shares to a third party. We negotiated a purchase price for the class A common stock of $1.81 per share for an aggregate price of $3,000,000.79. The brokerage commission that we will pay on this transaction is $.02 per share.

         We are also offering 1,657,459 shares of our class A common stock to the State of Wisconsin Investment Board pursuant to this prospectus supplement. Under the terms of the purchase agreement between us and the State of Wisconsin Investment Board, we negotiated a purchase price for the class A common stock of $1.81 per share for an aggregate price of $3,000,000.79. See page 23 of our Prospectus dated April 19, 2001 under the caption "Plan of Distribution" to read about estimated expenses regarding this offering. We expect this transaction to close following this filing.

         We estimate that we will incur approximately $50,000 of expenses relating to this offering. We expect the transactions described above to close on or about May 8, 2001.



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                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be $6 million. We plan to use the net proceeds for general corporate purposes including:

                  o    repayment of bank debt;
                  o    working capital; and
                  o    general and administrative expenses.

         Each time we sell the class A common stock, we will provide a prospectus supplement that will contain information about how we intend to use the net proceeds from the class A common stock sold at that time.

         Our credit agreement has interest rates equal to prime plus 1% and LIBOR plus 3.0%. On April 13, 2001, we entered into an amendment to our credit agreement with LaSalle Bank National Association and Harris Trust and Savings Bank, as lenders, which was made effective as of February 28, 2001. The primary requirement of the amendment is that we raise $25 million of equity financing prior to June 30, 2001 ($5 million of which must be raised prior to May 15, 2001), and pay such amounts to the lenders. The amounts paid to the lenders will be available for reborrowing under the credit facility subject to our borrowing base. We were not in compliance with EBITDA and the interest coverage ratio covenants at February 28, 2001 and March 31, 2001; however, in the amendment, the lenders granted us a waiver with respect to those covenants and revised the minimum net worth, interest coverage ratio and EBITDA covenants going forward. If the financial covenants beginning with the June 30, 2001 quarter are not met, then the lenders may demand repayment of all amounts outstanding under the credit agreement. In addition, the amendment requires us to deliver to the lenders by May 15, 2001, a favorable opinion from a consultant approved by the lenders as to the reasonableness and achievability of our projections. Failure to deliver a favorable opinion by June 30, 2001 or to raise such funds constitutes an event of default and allows the lenders to demand repayment of all amounts outstanding under the credit facility. There can be no assurance that we will be able to comply with the amended financial covenants or raise the equity financing required by the amendment. Outstanding borrowings under the credit facility are currently classified as a current liability in our consolidated financial statements.


                       WHERE YOU CAN FIND MORE INFORMATION

         The Securities and Exchange Commission allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the related prospectus. We incorporate the documents listed on page ii of the prospectus dated April 19, 2001.

                           MARKET FOR OUR COMMON STOCK

         On May 5, 2001, the last reported sales price of our class A common stock on the Nasdaq National Market was $2.09 per share. Our class A common stock is traded on the Nasdaq National Market under the symbol "WSTL." As of May 5, 2001 and before the issuance of shares pursuant to this prospectus supplement, 42,472,787 shares of class A common stock, 19,124,869 shares of class B common stock were issued and outstanding and no shares of preferred stock were outstanding. The class A common stock sold under this prospectus supplement will be listed on the Nasdaq National Market after we notify the Nasdaq National Market that the shares have been issued.

                                     GENERAL

         This prospectus supplement is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer up to $60,000,000 of our class A common stock from time to time in one or more offerings. This prospectus supplement provides specific information about the offering of $6 million of our class A common stock under the shelf registration statement, and updates information provided in the prospectus dated April 19, 2001. You should read both this prospectus supplement and the prospectus carefully. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Certain of the matters discussed in this prospectus supplement or in the information incorporated by reference may constitute forward-looking statements. Such information may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

         Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of the related prospectus, including under the caption "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this supplemental prospectus or related prospectus, in the materials referred to in this supplemental or related prospectus, in the materials incorporated by reference into this supplemental or related prospectus, or in our press releases. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this supplemental prospectus, related prospectus or other documents incorporated by reference might not occur. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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             The date of this prospectus supplement is May 7, 2001.